

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2021

Gregory Henry
Senior Vice President and Chief Financial Officer
Couchbase, Inc.
3250 Olcott Street
Santa Clara, California 95054

      Re: Couchbase, Inc.
           Draft Registration Statement on Form S-1
           Submitted February 10, 2021
           CIK No. 0001845022

Dear Mr. Henry:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted on February 10, 2021

Prospectus Summary, page 1

1.   You indicate that customers have seen increases in database management efficiency of up to a certain percentage. Please disclose the number of customers that have experienced this increase and the time period over which the increase was measured.

2.   You disclose that your customer base consists of a certain percentage of the Fortune 100 customers. Please provide context regarding the significance of these customers by disclosing the ARR of these customers.

Risk Factors

Our amended and restated bylaws will designate a state or federal court located within the State of Delaware..., page 56

3.   We note that your forum selection provision identifies the federal district courts of the United States of America as the exclusive forum for claims arising under the Securities Act. Please disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Performance, page 75

4.   Please disclose the specific quarterly dollar-based net retention rate for each period presented and discuss any known material trends to the extent material.

Business

Our Customers, page 107

5.   To the extent material, please disclose the percentage of your revenue that is generated by sales through or with your partners, including Cloud Service Providers, Independent Software Vendors, and System Integrators. Also, to the extent material, disclose the portion of your revenue generated by sales to "heavily regulated organizations" such as the U.S. government, state and local governments and non-U.S. governments directly and through your partners.

Facilities, page 113

6.   Please file your corporate headquarters lease agreement that expires in March 2025 as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Management, page 121

7.   We note that Jeffrey Epstein and Richard Simonson were the only directors who received option awards for the fiscal year ended January 31, 2021. Please provide a narrative description to the non-employee director compensation table that explains of any material factors necessary to an understanding of the director compensation disclosed on the table, including whether any director has a different compensation arrangements. See Item 402(r)(3) of Regulation S-K.

Principal Stockholders, page 141

8.   Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by entities affiliated with North Bridge.

Consolidated Statement of Operations, page F-4

9. Please tell us whether your "Subscription" revenue and corresponding cost of revenue line items includes both term software license revenue and PCS. If it includes both, tell us how your presentation complies with Rule 5-03(b)(1) and (2) of Regulation S-X.

Notes to Consolidated Financial Statement
Note 10. Equity
Equity Incentive Plans, page F-22

10. Please provide us with a breakdown of all equity awards granted in fiscal 2021 and subsequent to January 31, 2021 and the fair value of the underlying common stock used to value such awards. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Please continue to update this analysis through effectiveness of the registration statement.

General

11. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Rezwan D. Pavri